UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 5)

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

FROZEN FOOD EXPRESS INDUSTRIES, INC.

(Name of Subject Company)

FROZEN FOOD EXPRESS INDUSTRIES, INC.

(Names of Persons Filing Statement)

Common Stock, par value $1.50 per share

(Title of Class of Securities)

359360104

(CUSIP Number of Class of Securities)

S. Russell Stubbs

President and Chief Executive Officer

Frozen Food Express Industries, Inc.

1145 Empire Central Place

Dallas, Texas 75247-4309

(214) 630-8090

(Name, address, and telephone numbers of persons authorized to received notices and communications on behalf of the persons filing statement)

With copies to:

Roger Bivans, Esq.

Baker & McKenzie LLP

2001 Ross Avenue, Suite 2300

Dallas, Texas 75201

(214) 978-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed (as amended or supplemented from time to time, the “Statement” or “Schedule 14D-9”) by Frozen Food Express Industries, Inc., a Texas corporation (“FFE” or the “Company”), with the Securities and Exchange Commission on July 22, 2013, relating to the tender offer by Duff Brothers Capital Corporation, a Texas corporation, to purchase all the issued and outstanding shares of the Company’s common stock, par value $1.50 per share, at a price of $2.10 per share net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 22, 2013, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time. Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

ITEM 8.	ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 entitled “Litigation Related to the Offer and the Merger” is hereby amended and supplemented to add the following disclosure:

On August 15, 2013, the Court denied the plaintiff’s Motion for Preliminary Injunction in the Herrley Litigation during a telephonic hearing. The Court has yet to rule on the Company’s Motion to Dismiss and various other motions to stay or expedite the proceedings.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FROZEN FOOD EXPRESS INDUSTRIES, INC.

By:	/s/ S. Russell Stubbs
S. Russell Stubbs
President and Chief Executive Officer

Dated: August 16, 2013

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